Cadwalader, Wickersham & Taft LLP
227 West Trade Street, Charlotte, NC 28202
Tel +1 704 348 5100 Fax +1 704 348 5200
www.cadwalader.com

New York London Charlotte Washington
Houston Beijing Hong Kong Brussels

February 2, 2017

Lulu Cheng, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rialto Commercial Mortgage Securities, LLC
Amendment No. 3 to Registration Statement on Form SF-3
Filed November 29, 2016
File No. 333-213805

 Dear Ms. Cheng:

We are counsel to Rialto Commercial Mortgage Securities, LLC (the “Registrant”). Following oral discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Registrant’s pre-effective amendment to the registration statement registration statement (File No. 333-213805) on Form SF-3 as filed on November 29, 2016, we are submitting a third pre-effective amendment to the registration statement in order to provide an unmarked version of the registration statement.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino
Frank Polverino

Frank Polverino   Tel +1 212 504 6820  Fax +1 212 504 6666    frank.polverino@cwt.com